Mail Stop 3561

								November 10, 2005

Mr. Gary A. Simanson, President and CEO
Community Bankers Acquisition Corp.
717 King Street
Alexandria, Virginia 22314

      Re:	Community Bankers Acquisition Corp.
		Registration Statement on Form S-1
		Amendment No. 4 filed October 27, 2005
      File No. 333-124240

Dear Mr. Simanson:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please explain the basis for your disclosure that the securities will be listed on the American Stock Exchange. Please explain how the company will satisfy each criterion for at least one of the listing standards on the exchange. Please include a discussion of all of the quantitative standards, e.g., number of public shareholders.

2. Please provide disclosure as to when the distribution ends. In this context, note that it is not adequate to simply indicate that the distribution ends at the closing of the IPO, but should rather look more specifically to disclosure such as all of the shares have been sold, there are no more selling efforts, there is no more stabilization or the overallotment has been exercised.
Summary

3. We note that you indicate that your initial business combination
"must be a transaction in which the fair market value of the target business or businesses acquired simultaneously, plus the amount of our cash contributed into the target business at the time of the business combination, is at least 80% of our net assets at the time of the business combination." (emphasis added). Prior firm commitment blank checks have required that the business combination be with a target with a fair market value equal to 80% of the company`s net assets (all assets including the trust account funds less liabilities) at the time of the acquisition. Advise us of your reasoning regarding the change in the terms of your business combination and discuss the impact this may have on investors in this offering. We may have further comment.

4. We note the disclosure on page three that refers to "`cashless basis,` as described below." This description is not discussed in the summary. Please revise to describe "cashless basis" in the summary or refer to the section in the prospectus that discusses the term.

Risk Factors, page 9

5. Please include a risk factor regarding the numerous companies with business plans similar to your plan of seeking a business combination. The risk factor should include a discussion of all firm commitment blank check companies since August 2003, not simply those in the banking industry.

Part II

Item 15. Recent Sale of Unregistered Securities, page II-4

6. Please file as exhibits the agreements between the company and Mr.
Putnam and Mr. Spainhour involving the issuance of shares in April and June 2005. Please see Item 601(b)(10) of Regulation S-K.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.




      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Maureen Bauer at (202) 551-3237 or Terence O`Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas
Kluck at (202) 551-3233 or Mike Karney, who supervised the review of your filing, at (202) 551-3847 with any other questions.

      Sincerely,



      John Reynolds
      Assistant Director

cc:	Kathleen Cerveny, Esq.
	Fax: (202) 452-0930
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Mr. Gary A. Simanson
Community Bankers Acquisition Corp.
November 10, 2005
Page 1